Spring Valley Acquisition Corp.

2100 McKinney Ave., Suite 1675

Dallas, TX 75201

July 22, 2021

VIA EDGAR

Office of Life Sciences

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Eric Atallah Terence O’Brien Margaret Schwartz Laura Crotty

Re:	Spring Valley Acquisition Corp. Registration Statement on Form S-4, as amended File No. 333-255978

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Spring Valley Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on July 26, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Matthew R. Pacey, of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3786, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Jeffrey Schramm
Jeffrey Schramm
Chief Financial Officer